Exhibit 99.1

Mountain Province Diamonds Announces Corporate Strategy

Shares Issued and Outstanding: 80,295,558

TSX: MPV

NYSE- AMEX: MDM

TORONTO AND NEW YORK, Aug. 24, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced that after receiving unsolicited expressions of interest from third parties the Company has decided to cease discussions and other engagement with those third parties in order to focus management's attention on the following key activities: the permitting of the Gahcho Kué Project, arranging Mountain Province's share of the financing for the first mine at Gahcho Kué, advancing the Tuzo Deep drill program at Gahcho Kué and exploration at the Company's 100% controlled Kennady North project .

Commenting, Mountain Province President and CEO, Patrick Evans, said: "Gahcho Kué is the world's largest and highest grade diamond development project, located in the world's most stable diamond producing region, so it's inevitable that we've attracted the interest of other participants in the diamond industry. While the Board has welcomed third party interest in Mountain Province, the Company is currently focused on advancing the permitting and financing for the first mine at Kennady Lake, two activities that require the full attention of management. Also, our two major exploration programs at Kennady Lake - the planned Kennady North airborne gravity survey and the Tuzo Deep drill program - both have the potential to add significantly to Gahcho Kué's current 49 million carat reserve. Under the circumstances, the Board is of the view that further engagement with third parties might be premature before the results of these exploration programs have been announced."

Mountain Province recently announced that the Gahcho Kué Environmental Impact Review Panel ("Panel") has declared that the 11,000-page Gahcho Kué Environmental Impact Statement conforms to the rigorous terms of reference set by the Panel, which clears the way for the commencement of the environmental review. Mr. Evans added: "The environmental review is a period of intense engagement that requires the full attention of the Gahcho Kué JV partners to ensure its successful conclusion".

Mountain Province is also pleased to announce that following the approval by the JV partners of the definitive feasibility study the Company has been approached by one of Canada's major commercial banks proposing to lead the arrangement of a project finance facility for Mountain Province's share of the construction costs for the first mine at Gahcho Kué. Discussions relating to this are continuing and the Company expects to make a further announcement in due course.

The first phase of the Tuzo Deep drill program, which is designed to test the depth extension of the Tuzo kimberlite pipe located on the Gahcho Kué JV property, is also set to commence during the current third quarter of 2011. Based on the success of this first phase drill program, the JV partners will plan a second phase infill drill program to commence in early 2012.

Exploration at the Kennady North Project, which is located immediately to the west and north of the Gahcho Kué JV property at Kennady Lake, is set to resume with a planned 50-meter line-spacing airborne gravity survey. The airborne gravity survey will also be flown over the four leases of the Gahcho Kué JV. Subject to favourable weather conditions, the airborne gravity survey is expected to be commence during the current third quarter of 2011.

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About Mountain Province Diamonds

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts four known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators. Exploration at Kennady North is set to resume.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 regarding the Company's business and/or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:57e 24-AUG-11